UNITED STATES                           224056 10 1
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                 SECURITIES AND EXCHANGE COMMISSION                cusip number

                     WASHINGTON, D.C. 20549                         0-8006
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                                                                SEC file number

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): []Form 10-K  []Form 20-F  []Form 11-K   [X] Form 10-Q [] Form N-SAR

For Period Ended:  October 31, 2003
                  -------------------
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

    For the Transition Period Ended:  _________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                             ----------------------------------

PART I - REGISTRANT INFORMATION

                             Cox Technologies, Inc.
                             Full Name of Registrant

                                Not Applicable .
                            Former Name if Applicable

                              69 McAdenville Road .
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            Address of Principal Executive Office (Street and Number)

                         Belmont, North Carolina 28012 .
                            City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [] (c) The accountants statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III - NARRATIVE

On December 12, 2003, the Registrant entered into an agreement with Sensitech Inc. to sell substantially all of its assets. On December 15, 2003, the Registrant filed a Report on Form 8-K disclosing the details of that offer. Because these events and disclosures have arisen concurrently with the due date of the Report on Form 10-Q for the quarter ended October 31, 2003 of the Registrant, additional time is needed to adequately prepare the disclosure that should appropriately be included in the Report of Form 10-Q for this quarter end.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         John R. Stewart           (704)              825-8146 Ext. 246
         ---------------           -----              -----------------
         (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15d of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If, answer is no, identify report(s).
       [X]  Yes     [] No    ______________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
      [] Yes [X] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Cox Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  December 15, 2003                             By:  /s/ John R. Stewart
                                                          -------------------
                                                       Chief Financial Officer